                                                                    EXHIBIT 99.3

                     FEDERAL DEPOSIT INSURANCE CORPORATION
                            Washington, D.C.  20429
                     -------------------------------------

                                   FORM F-4

     QUARTERLY REPORT UNDER SECTION 13 OF THE SECURITIES EXCHANGE ACT OF
                   1934 FOR THE QUARTER ENDED JUNE 30, 1997


                         FDIC Certificate No. 36-15977
                                              --------


                           Oswego City Savings Bank
                 ---------------------------------------------
               (Exact name of bank as specified in its charter)


                                   New York
          ----------------------------------------------------------
           (State or jurisdiction of incorporation or organization)


                                  15-0408130
                    ---------------------------------------
                    (I.R.S. Employer Identification Number)


          214 W. 1st Street
          Oswego, New York                                       13126
--------------------------------------                         ---------
(Address of principal executive office)                        (Zip Code)


         Bank's telephone number, including area code: (315) 343-0057
                                                       --------------


                                Not Applicable
            -------------------------------------------------------
             (Former name, former address and former fiscal year,
                         if changed since last report)


  Indicate by check mark whether the Bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for
the past 90 days. Yes  X   No
                      ---     ---

  Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: There were 1,916,666 shares of the Bank's common stock outstanding as of August 13, 1997.

                           OSWEGO CITY SAVINGS BANK

                                     INDEX




PART I    FINANCIAL INFORMATION                                           PAGE



Item 1.   Financial Statements

          -    Consolidated Balance Sheets                                  1

          -    Consolidated Statements of Income                            2

          -    Consolidated Statement of Shareholder's Equity               3

          -    Consolidated Statements of Cash Flows                      4, 5

          -    Notes to Consolidated Financial Statements                   6


Item 2.   Management's Discussion and Analysis of Financial              7 - 14
          Condition and Results of Operations


PART II   OTHER INFORMATION                                                 15



SIGNATURES

                            OSWEGO CITY SAVINGS BANK
                             STATEMENTS OF CONDITION
                 June 30, 1997 (unaudited) and December 31, 1996

                                                                               June 30,      December 31,
                                 ASSETS                                          1997             1996
                                 ------                                      -------------   -------------
Cash and due from banks                                                         $4,156,902      $6,802,959
Federal funds sold                                                               2,510,000       1,550,000
                                                                             -------------   -------------
    Total cash and cash equivalents                                              6,666,902       8,352,959


Investment securities                                                           36,787,595      36,536,404
Mortgage-backed securities                                                      22,678,576      22,965,752
Loans:
   Real Estate                                                                 102,682,774      99,737,273
   Consumer and Other                                                           10,108,078      10,280,125
                                                                             -------------   -------------
     Total Loans                                                               112,790,852     110,017,398
   Less: Unearned discounts and origination fees                                   364,221         368,885
               Allowance for loan losses                                         1,026,567         906,567
                                                                             -------------   -------------
      Loans receivable, net                                                    111,400,064     108,741,946


Premises and equipment                                                           3,544,747       3,384,480
Accrued interest receivable                                                      1,548,939       1,466,003
Other real estate                                                                  533,433         699,921
Intangible assets                                                                3,762,754       3,920,632
Other assets                                                                     3,976,413       3,869,108
                                                                             -------------   -------------
                                                                              $190,899,423    $189,937,205
                                                                             =============   =============
                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------
Due to depositors                                                              158,414,968     158,697,190
Borrowed funds                                                                   8,050,000       7,610,000
Mortgagors' escrow funds                                                           199,393         300,648
Note payable - ESOP                                                                458,026         485,926
Other liabilities                                                                1,392,195       1,453,357
                                                                             -------------   -------------
     Total liabilities                                                         168,514,582     168,547,121

Shareholders' equity:
   Common stock, par value $1.00 per share; authorized
     2,500,000 shares; 1,916,666 shares issued and outstanding                   1,916,666       1,916,666
   Paid in Capital                                                               3,762,530       3,750,726
   Retained earnings                                                            16,700,983      15,787,666
   Unrealized appreciation (depreciation) in securities available for sale         448,685         412,934
   Unearned ESOP shares                                                           (444,023)       (477,908)
                                                                             -------------   -------------
     Total shareholders' equity                                                 22,384,841      21,390,084
                                                                             -------------   -------------

                                                                              $190,899,423    $189,937,205
                                                                             =============   =============

The accompanying notes are an integral part of the financial statements

                            OSWEGO CITY SAVINGS BANK
                              STATEMENTS OF INCOME
                    For the three months and six months ended
                 June 30, 1997 (unaudited) and 1996 (unaudited)

                                               For the three Months Ended           For The Six Months Ended
                                                       June 30,                            June 30,
                                              ----------------------------        ----------------------------
                                                    1997              1996              1997              1996
                                                    ----              ----              ----              ----
Interest and dividend  Income:
  Loans receivable                            $2,448,881        $2,308,041        $4,898,913        $4,569,869
  Mortgage-backed securities                     389,630           259,068           775,354           428,262
  Investment securities                          591,902           614,461         1,171,691         1,264,134
  Interest-earning deposits                       68,752           116,028           125,760           262,976
                                              ----------        ----------        ----------        ----------
    Total interest income                      3,499,164         3,297,598         6,971,717         6,525,241

Interest Expense:
  Savings and checking deposits                1,572,159         1,560,180         3,141,541         3,137,339
  Borrowed funds                                 111,929             7,684           224,804            15,625
                                              ----------        ----------        ----------        ----------
     Total interest expense                    1,684,088         1,567,864         3,366,345         3,152,965

Provision for loan losses                         65,880            45,000           127,351            75,000
                                              ----------        ----------        ----------        ----------
Net Interest Income after provision
  for loan losses                              1,749,196         1,684,734         3,478,021         3,297,276

Noninterest Income:
  Service charges on deposit accounts            184,324           136,409           338,640           256,016
  Mortgage servicing fees                         11,579             9,682            23,139            20,423
  Gain(loss) on sale of mortgage-backed
    and investment securities and loans, net     172,053            34,081           172,053            37,278
  Other charges, commissions & fees              115,602            51,258           184,848           103,209
                                              ----------        ----------        ----------        ----------
    Total noninterest income                     483,557           231,430           718,679           416,926
                                              ----------        ----------        ----------        ----------
Noninterest Expense:
 Compensation and employee benefits              610,420           595,663         1,229,020         1,199,264
 Occupancy costs                                 158,078           161,136           338,567           353,627
 Data processing                                  94,944            79,147           180,136           165,621
 Professional and other services                 152,288           121,846           263,312           218,631
 Deposit insurance premiums                        9,237            30,031            17,618            50,130
 Amortization                                     78,939            78,939           157,878           157,878
 Other expenses                                  216,420           194,532           406,991           366,647
                                              ----------        ----------        ----------        ----------
  Total noninterest expense                    1,320,325         1,261,294         2,593,521         2,511,798
                                              ----------        ----------        ----------        ----------

Income before income taxes                       912,428           654,870         1,603,179         1,202,404

Income taxes                                     270,515           183,364           465,965           336,667
                                              ----------        ----------        ----------        ----------

Net income                                      $641,914          $471,506        $1,137,215          $865,737
                                              ==========        ==========        ==========        ==========
Earnings per share:
  Net income                                       $0.34             $0.25             $0.61             $0.46
                                              ==========        ==========        ==========        ==========
Dividends declared per share                       $0.07             $0.05             $0.12             $0.10
                                              ==========        ==========        ==========        ==========

                           OSWEGO CITY SAVINGS BANK
                 STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
                        SIX MONTHS ENDED JUNE 30, 1997
                                  (UNAUDITED)

                                                                                               Unrealized
                                                   Common Stock       Additional              Appreciation   Unearned
                                           -------------------------    Paid in     Retained  on Investment    ESOP
                                              Shares        Amount      Capital     Earnings   Securities     Shares       Total
                                           ------------  -----------  -----------  ----------- ----------   ----------   -----------
Balance, December 31, 1996                   1,916,666    $1,916,666   $3,750,726  $15,787,666  $412,934    ($477,908)  $21,390,084

Net Income                                                                           1,137,215                            1,137,215

Acquisition of unearned ESOP shares                                                                                               0

ESOP shares earned                                                         11,804                              33,885        45,689

Change in unrealized net appreciation on
    investment securities                                                                         35,751                     35,751

Dividends declared                                                                    (223,898)                            (223,898)
                                            ----------   -----------   ----------  -----------  --------    ---------   -----------

Balance, June 30, 1997                       1,916,666    $1,916,666   $3,762,530  $16,700,983  $448,685    ($444,023)  $22,384,841
                                            ==========   ===========   ==========  ===========  ========    =========   ===========

See accompanying notes to unaudited consolidated financial statements

                           OSWEGO CITY SAVINGS BANK
                           STATEMENTS OF CASH FLOWS
                    Six months ended June 30, 1997 and 1996
                                  (unaudited)

                                                                          June 30,         June 30,
                                                                            1997             1996
                                                                        ------------     ------------
OPERATING ACTIVITIES:
  Net Income                                                             $1,137,215         $865,738
  Adjustments to reconcile net income to net cash
   provided by operating activities:
       Provision for loan, investment and other real estate losses          127,351           75,000
       Deferred compensation                                                 80,706           79,910
       ESOP shares earned                                                    45,689           29,933
       Deferred income taxes                                               (121,286)          49,571
       Realized (gains)losses on investment securities                       12,009          (37,278)
       Net gain on sale of other real estate                                   --              3,602
       Depreciation                                                         126,281          127,322
       Amortization of intangibles                                          157,878          157,878
       Net amortization of premiums and discounts on
           investment securities                                             39,096           82,772
       Net amortization of premiums and discounts on loans                   (4,664)           6,239
       Increase in interest receivable                                      (82,936)         (39,653)
       (Increase)decrease in other assets                                   (38,301)       1,674,482
       (Decrease)increase in other liabilities                             (180,113)         110,637
                                                                       ------------     ------------
  Net cash provided by operating activities                               1,298,925        3,186,153
                                                                       ------------     ------------
INVESTING ACTIVITIES
  Purchase of investment securities available for sale                   (4,280,146)     (16,796,834)
  Proceeds from maturities and principle reductions of
     investment securities held to maturity                                 200,000          250,000
  Proceeds from maturities and principle reductions of
     investment securities available for sale                             3,761,487        5,928,127
  Proceeds from sale of investment securities                               547,187        9,110,855
  Net increase in loans                                                  (3,055,595)      (4,022,924)
  Purchase of premises and equipment                                       (286,548)        (174,485)
  Proceeds from sale of other real estate owned                             441,278          173,610
  Increase in surrender value of life insurance                            (117,370)         (64,883)
                                                                       ------------     ------------
    Net cash used in investing activities                                (2,789,707)      (5,596,534)
                                                                       ------------     ------------
FINANCING ACTIVITIES
  Net (decrease)increase in demand deposits, NOW accounts
    savings accounts, money market deposit accounts
    and escrow deposits                                                     (50,811)         154,556
  Net (decrease)increase in time deposits                                  (332,666)       1,976,769
  Proceeds from borrowings                                                  440,000           17,030
  Repayments of borrowings                                                  (27,900)         (23,277)
  Cash Dividends                                                           (223,898)        (186,791)
  Common stock acquired by ESOP                                                --            (17,030)
                                                                       ------------     ------------
    Net cash (used in) provided by financing activities                    (195,275)       1,921,257
    Decrease in cash and cash equivalents                                (1,686,057)        (489,124)
  Cash and cash equivalents at beginning of year                          8,352,959       12,567,271
                                                                       ------------     ------------
    Cash and cash equivalents at end of year                             $6,666,902      $12,078,147
                                                                       ============     ============

                           OSWEGO CITY SAVINGS BANK
                           STATEMENTS OF CASH FLOWS

                                                      June 30,        June 30,
                                                        1997            1996
                                                     ----------      ----------
CASH PAID DURING THE PERIOD FOR:

  Interest                                           $3,331,996      $3,141,430
  Income Taxes Paid                                     636,912         106,000

NON-CASH INVESTING ACTIVITY:

  Transfer of loans to other real estate               $274,790         $24,242
  Change in unrealized depreciation in
     securities available for sale                       59,585      (1,171,253)

The accompanying notes are an integral part of the financial statements

                           Oswego City Savings Bank

                         Notes to Financial Statements


(1) Basis of Presentation
    ---------------------

    The accompanying unaudited financial statements were prepared in accordance with the instructions for Form F-4 and, therefore, do not include information for footnotes necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The following material under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" is written with the presumption that the users of the interim financial statements have read, or have access to, the Bank's latest audited financial statements and notes thereto, together with Management's Discussion and Analysis of Financial Condition and Results of Operations as of December 31, 1996 and for the three year period then ended. Therefore, only material changes in financial condition and results of operations are discussed in the remainder of part 1.

    All adjustments (consisting of only normal recurring accruals) which, in the opinion of management, are necessary for a fair presentation of the financial statements have been included in the results of operations for the six months ended June 30, 1997 and 1996.

    Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.

(2) Earnings per Share
    ------------------

    Earnings per share are based on the weighted average number of common shares outstanding during the period. For purposes of computing earnings per share, only Employee Stock Option Plan ("ESOP") shares that have been committed to be released are considered outstanding.

    Earnings per share have been computed based upon net income for the six months ended June 30, 1997 and 1996, using 1,863,761 and 1,868,228 weighted average common shares outstanding, respectively.

                            OSWEGO CITY SAVINGS BANK

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operation


General

The Bank's net income is primarily dependent on its net interest income, which is the difference between interest income earned on its investments in mortgage loans, investment securities and other loans, and its cost of funds consisting of interest paid on deposits and borrowed funds. The Bank's net income also is affected by its provision for loan losses, as well as by the amount of noninterest income, including income from fees and service charges, net gains and losses on sales of securities, and noninterest expense such as employee compensation and benefits, deposit insurance premiums, occupancy and equipment costs, data processing and income taxes. Earnings of the Bank also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Bank.
In particular, the general level of market rates tends to be highly cyclical.

For other matters which may affect the Bank's operations and financial performance, see "Recent Events".

The following discussion reviews the financial condition and the results of operations of the Bank for the three months and six months ended June 30, 1997.

Financial Condition

Assets
------

Total assets increased approximately $962,000, or .5%, to $190.9 million at June 30, 1997 from $189.9 million at December 31, 1996. For the six months ended June 30, 1997, loans receivable increased $2.8 million, or 2.5%, to $112.8 million from $110.0 at December 31, 1996. The increase in loans is primarily the result of originations in 1 to 4 family real estate loans and commercial real estate loans.

Investment securities increased by approximately $251,000, or .7%, to $36.8 million at June 30, 1997, from $36.5 million at December 31, 1996. Mortgage-backed securities decreased approximately $287,000, or 1.3%, to $22.7 million from $23.0 million for the same period. Federal funds sold increased $960,000, or 61.9%, to $2.5 million at June 30, 1997, from $1.6 million at
December 31, 1996. The increase in investment securities and the corresponding decrease in mortgage-backed investment securities results from the reinvestment of principal amortization on mortgage-backed securities into medium term US agency and corporate debt obligations.

                            OSWEGO CITY SAVINGS BANK

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operation


Liabilities
-----------

Total liabilities remained relatively unchanged at $168.5 million at June 30, 1997 compared to December 31, 1996. Deposit decreases were offset by increases in wholesale borrowings. Deposits decreased by $383,000, or .2%, to $158.6 million at June 30, 1997 from $159.0 million at December 31, 1996. The reduction in deposits occurred primarily in passbook savings accounts. Borrowed funds increased $440,000, or 5.8%, to $8.1 million at June 30, 1997 from $7.6 million December 31, 1996. The growth in borrowed funds is attributable to the extension of an existing 90 day reverse repurchase agreement. Other liabilities decreased approximately $61,000 from December 31, 1996 to June 30, 1997. The change in other liabilities is primarily the result of a reduction in taxes payable.

Liquidity and Capital Resources
-------------------------------

Shareholders' equity increased $995,000 to $22.4 million at June 30, 1997 from $21.4 million at December 31, 1996. Increases in shareholder's equity resulted from net income for the six months ended June 30, 1997 of $1.1 million, a decrease of $34,000 in unearned ESOP shares, and an increase of $36,000 in the unrealized appreciation on investment securities available for sale, partially offset by reductions from dividends declared amounting to $230,000.

The Bank's primary sources of funds are deposits, amortization and prepayment of loans and maturities of investment securities and other short-term investments, earnings and funds provided from operations, and borrowings. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Bank manages the pricing of deposits to maintain a desired deposit balance. In addition, the Bank invests excess funds in short-term interest-bearing instruments and other assets, which provide liquidity to meet lending requirements. For additional information about cash flows from the Bank's operating, financing, and investing activities, see Statements of Cash Flows included in the Financial Statements. The Bank adjusts its liquidity levels in order to meet funding needs of deposit overflows, payment of real estate taxes on mortgage loans and loan commitments. The Bank also adjusts liquidity as appropriate to meet its assets and liability management objectives.

Results of Operations
---------------------

The Bank had net income of approximately $642,000, and $472,000 for the three months ended June 30, 1997, and 1996, respectively. Net income for the six months ended June 30, 1997 and 1996 amounted to $1.1 million and $866,000, respectively. The increase in net income for the

                            OSWEGO CITY SAVINGS BANK

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operation



six months ended June 30, 1997, resulted primarily from an increase in net interest income of $233,000, or 6.9%, to $3.6 million for the six months ended June 30, 1997, from $3.4 million for the prior period, as well as a $302,000 increase in noninterest income, partially offset by increases in operating expenses of $82,000, loan loss provisions of $52,000, and tax expense of $129,000.

Return on average assets and return on average shareholders' equity were 1.35% and 11.79%, respectively, for the three months ended June 30, 1997 compared to 1.03% and 9.02% for the second quarter of 1996.

Interest Income
---------------

Interest income totaled $3.5 million for the quarter ended June 30, 1997, as compared to $3.3 million for the quarter ended June 30, 1996, an increase of $202,000, or 6.1%. The increase resulted primarily from an increase of $10.0 million in average interest-earning assets while the yield on average interest-earning assets was 7.99% for both periods.

Interest income totaled $7.0 million for the six months ended June 30, 1997, as compared to $6.5 million for the same period in 1996, an increase of $447,000, or 6.9%. The increase resulted primarily from an increase of $9.6 million in average interest-earning assets as well as an increase in the yield on average interest-earning assets to 7.99% from 7.91%.

Interest income on loans receivable totaled $2.5 million and $2.3 million for the three months ended June 30, 1997 and 1996, respectively. The $191,000, or 8.3%, increase resulted primarily from an increase in the average balance of loans receivable of $7.9 million, partially offset by a decrease in the average yield on loans receivable to 8.84% from 8.97%. For the six months ended June 30, 1997 and 1996, interest income on loans receivable increased $329,000, or 7.2%.

Average loans receivable increased $8.6 million while the yield on average loans receivable decreased to 8.84% from 8.97% for the six months ended June 30, 1997 compared to the same period in 1996. The increase in the average balance in loans receivable was primarily due to the origination of one-to-four family mortgage, commercial real estate and business loans. The decrease in the yield on average loans receivable was attributable to the lower rates charged on commercial loans, as compared to consumer loans, as well as downward repricing of the adjustable rate mortgage portfolio caused by the relatively lower interest rate environment.

Interest income on the mortgage-backed securities portfolio increased by $130,000 to $389,000 for the three months ended June 30, 1997, from $259,000 for the three months ended June 30,

                            OSWEGO CITY SAVINGS BANK

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operation


1996. The increase in interest income on mortgage-backed securities resulted generally from an increase in the average balance on mortgage-backed securities of $7.3 million and an increase in the average yield on mortgage-backed securities to 6.84% from 6.70%. For the six months ended June 30, 1997 and 1996, interest income on mortgage-backed securities was $775,000 and $428,000, respectively. The increase in interest income resulted primarily from an increase of $9.4 million in the average balance of mortgage-backed securities and an increase in the average yield on mortgage-backed securities of 6.83% from 6.38%. The increase in the average balance of mortgage-backed securities resulted from a strategy to utilize borrowed funds for the direct purchase of mortgage-backed securities to enhance incremental interest income. The increase in the average yield on mortgage-backed securities resulted from the extension of the average duration of the investments.

Interest income on investment securities decreased for the three months ended June 30, 1997 to $592,000 from $614,000 for the same period in 1996, a decrease of 3.6%. The decrease resulted primarily from a decrease in the average balance of investment securities of $1.3 million, as well as, a slight decrease in the average yield on investment securities to 6.50% from 6.51% for the quarters ended June 30, 1997 and 1996, respectively. The decrease in the average balance of investment securities resulted from the reinvestment of maturing and called securities primarily into the loan portfolio. The average yield on investment securities remained relatively stable for the three months ended June 30, 1997 when compared to the same period in 1996.

For the six months ended June 30, 1997, interest income on investment securities decreased $92,000, or 7.3%, to $1.2 million compared to $1.3 million for the same period in 1995. The decrease resulted primarily from a decrease in the average balance of investment securities of $3.1 million, partially offset by an increase in the yield on average investments to 6.42% from 6.38%.

Interest income on interest-earning deposits decreased $47,000, or 40.5%, to $69,000 from $116,000 for the three months ended June 30, 1997 and 1996, respectively. The decrease was primarily the result of a decrease of $3.9 million in the average balance of interest-earning deposits, partially offset by an increase in the average yield on interest-earning deposits to 5.48% from 5.20%. For the six months ended June 30, 1997 and 1996, interest income on interest-earning deposits decreased $137,000, or 52.1%, to $126,000 compared to $263,000 for the same period in 1996. The decrease in interest income on interest-earning deposits was primarily the result of a $5.3 million decrease in the average balance of interest-earning deposits, partially offset by an increase in the average yield on interest-earning deposits to 5.33% from 5.23%. The decrease in the average balance on interest-earning deposits was primarily due to loan demand exceeding deposit inflows, while the increase in the average yield on interest-earning deposits was principally due to the increase in the federal funds rate brought about by the Federal Reserve Banks Open Market Committee activity in the first quarter of 1997.

                            OSWEGO CITY SAVINGS BANK

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operation


Interest Expense
----------------

Interest expense for the quarter ended June 30, 1997 increased by approximately $130,000, or 8.3%, to 1.7 million when compared to the same quarter for 1996. The increase in interest expense for the period was the result of a $6.8 million increase in the average balance on interest-bearing liabilities, as well as an increase on the average cost of interest-bearing liabilities to 4.26% from 4.11%. For the six months ended June 30, 1997, interest expense increased $236,000, or 7.5%, to $3.4 million from $3.1 million for the same period in 1996. The increase in interest expense for the period was the result of a $6.9 million increase in the average balance on interest-bearing liabilities, as well as an increase on the average cost of interest-bearing liabilities to 4.26% from 4.14%. The increase in the average balance and average cost on interest-bearing liabilities was principally the result of the use of borrowed funds. For the six months ended June 30, 1997 the average balance of borrowed funds was $7.9 million and the average cost of the borrowed funds was 5.85%. The bank had no borrowings at June 30, 1996.

Net interest income
-------------------

Net interest income totaled $1.8 million and $1.7 million for the three months ended June 30, 1997 and 1996, respectively. The increase of approximately $72,000, or 4.1%, reflects the increased ratio of average interest-earning assets to average interest-bearing liabilities to 110.40% from 108.76%, partially offset by a decrease in the Bank's net interest rate spread to 3.73% from 3.88%.

For the six months ended June 30, 1997 and 1996, respectively, net interest income was $3.6 million and $3.4 million, an increase of $211,000, or 6.2%. The ratio of average interest earning assets to average interest-bearing liabilities improved to 110.21% from 108.87%, which more than offset the decrease in the net interest rate spread to 3.73% from 3.77% when comparing the six months ended June 30, 1997 to the same period in 1996.

Provision for Loan Losses
-------------------------

The Bank maintains an allowance for loan losses based upon a quarterly evaluation of known and inherent risks in the loan portfolio, which includes a review of the balances and composition of the loan portfolio as well as analyzing the level of delinquencies in each segment of the loan portfolio. Loan loss provisions are based upon management's estimate of the fair value of the collateral and the Bank's actual loss experience, as well as standards applied by the FDIC. The Bank established a provision for possible loan losses for the three months ended June 30, 1997 of

                            OSWEGO CITY SAVINGS BANK

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operation


$66,000 as compared to a provision of $45,000 for the three months ended June 30, 1996. For the six months ended June 30, 1997 and 1996, the provision for possible loan losses was

$127,000 and $75,000, respectively. The Bank's ratio of allowance for loan losses to total loans receivable at June 30, 1997 was .91%.

Noninterest Income
------------------

Noninterest income consists of servicing income, fee income, net securities gains (losses) and other operating income. Noninterest income increased approximately $252,000, or 52.1%, to $484,000 for the three months ended June 30, 1997 as compared to $231,000 for the prior year period. This increase is primarily attributable to an increase of $48,000 in service charges on deposit accounts, $65,000 derived from commissions on investment services, and a $138,000 increase in net securities gains. The gain on securities is unrealized and results from marking to market holdings in an equity mutual fund.

Noninterest income increased approximately $302,000, or 72.4%, to $719,000 for the six months ended June 30, 1997 when compared to $417,000 for the same period in 1996. This increase is primarily comprised of an increase of $83,000 in service charges on deposit accounts, $82,000 from commissions on investment services, and the aforementioned increase in net securities gains.

Noninterest Expense
-------------------

Noninterest expense increased $59,000, or 4.7%, to $1.3 million for the three months ended June 30, 1997, as compared to the same period in 1996. This increase was primarily attributable to a $15,000, or 2.5%, increase in compensation and employee benefits, a $30,000, or 25.0%, increase in professional services, a $16,000 increase in data processing costs, and a $22,000 increase in other expenses, partially offset by expense reductions of $21,000 on deposit insurance premiums.

For the six months ended June 30, 1997, noninterest expense increased $82,000, or 3.3% to $2.6 million from $2.5 million for the six months ended June 30, 1996. This increase was primarily attributable to a $30,000, or 2.5%, increase in compensation and employee benefits, a $45,000, or 20.4%, increase in professional services, a $15,000 increase in data processing costs, and a $40,000 increase in other expenses, partially offset by expense reductions of $33,000 on deposit insurance premiums and $15,000 on occupancy expense.

                            OSWEGO CITY SAVINGS BANK

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operation


Income Taxes
------------

Income taxes increased approximately $87,000 for the quarter ended June 30, 1997 as compared to the same period in the prior year. This increase was directly attributable to a $258,000 increase in the Bank's pretax income.

For the six months ended June 30, 1997 and 1996, income tax expense was $466,000 and $337,000, respectively.

Recent Events
-------------

On January 14, 1997, the Board of Directors adopted an Agreement and Plan of Reorganization to reorganize the Bank and its existing mutual holding company into a two-tier mutual holding company structure (the "Reorganization") with the establishment of a state chartered corporation as the stock holding company parent of the Bank. Upon completion of the Reorganization, Pathfinder Bancorp, MHC, the Bank's existing mutual holding company, will own a majority of the common stock of the new stock holding company, which will own 100% of the common stock of the Bank. The Reorganization would be implemented pursuant to an Agreement and Plan of Reorganization which must be approved by the Bank's stockholders and regulatory authorities. Pursuant to the Reorganization, each share of Bank common stock held by existing stockholders of the Bank would be exchanged for a share of common stock of the stock holding company. The Reorganization of the Bank would be structured as a tax-free reorganization and would be accounted for as a pooling of interests.

On March 29, 1996, Bennett Funding Group, Inc., head-quartered in Syracuse, NY filed for Chapter 11 bankruptcy protection from its creditors. At March 29, 1996, Oswego City Savings Bank had credit extended on lease financing investments through Bennett Funding Group, Inc. and its affiliates of approximately $1.1 million, in the aggregate. The credit was extended through the purchase of three separate pools of lease financing packages. One package, an insured consumer receivable pool of approximately $470,000 secured by timeshare financing contracts, was paid in full satisfaction in November 1996. A second package is an interim financing contract for $500,000 to provide pipeline financing for leases which have yet to be packaged and sold. The third package, for approximately $175,000, is a pool secured by individual equipment leases. Based upon media reports of alleged charges by the Securities and Exchange Commission the U.S. Attorney's office in New York City, and the trustee appointed to administer the affairs of Bennett Funding Group (the "Trustee") some of the underlying collateral for the lease financing may be fraudulent. Bank management is closely monitoring the situation and is diligently pursuing all avenues available to protect its interest in order to recover its investment to the fullest extent possible. The current total exposure with Bennett Funding Group and its affiliates, is

                            OSWEGO CITY SAVINGS BANK

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operation


approximately $650,000. Based upon reports published by the Trustee, the Bank has made a specific provision for loan losses for 1996 to cover potential losses associated with the Bennett lease investments of $420,000. On August 6, 1997, the bank received a distribution from the Trustee of $134,000 as a preliminary settlement of the secured equipment leases. Future receipts will occur as the lease principal amounts are paid by the lessors up to a maximum of 82% of the total principal over no greater than five years. Preliminary indications are that the $500,000 of interim financing contracts will be settled on a $.38 per dollar basis. Based upon the settlement events and preliminary settlement discussions with the trustee, management believes no additional reserves are necessary.

                          Part II - Other Information
                          ---------------------------


Legal Proceedings
-----------------

     From time to time, the Bank is involved as a plaintiff or defendant in various legal actions incident to its business. None of these actions individually or in the aggregate is believed to be material to the financial condition of the Bank

Changes in Securities
---------------------

Not applicable

Defaults upon Senior Securities
-------------------------------

Not applicable

Submission of Matters to a Vote of Security Holders
---------------------------------------------------

None

Other Information
-----------------

On June 10, 1997, the Board of Directors of the Bank declared a $.07 cash dividend to shareholders of record as of June 30, 1997, payable on July 15, 1997.

Exhibits and Reports
--------------------

None

                                   SIGNATURES




     Under the requirements of the Securities Exchange Act of 1934, the bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                    OSWEGO CITY SAVINGS BANK



Date:   13 Aug, 97                   /s/ Chris C. Gagas
      --------------                --------------------------------------------
                                    Chris C. Gagas
                                    Chairman, President, Chief Executive Officer




Date:   13 Aug, 97                   /s/ Thomas W. Schneider
      ----------------              --------------------------------------------
                                    Thomas W. Schneider
                                    Vice President, Chief Financial Officer